Exhibit 99.1

INTERIM FINANCIAL REPORT
third quaRter 2025

TABLE OF CONTENTS

Interim financial report		3
1.	Business update	3
2.	FINANCIAL HIGHLIGHTS	4
3.	2025 OUTLOOK	4
4.	RISK FACTORS	5
5.	FORWARD-LOOKING STATEMENTS	5
Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2025 – Interim consolidated statement of financial position		6
Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2025 - Interim consolidated statements of loss and other comprehensive loss		7
Unaudited condensed consolidated interim financial information as at and for the nine months ended, September 30 2025 - Interim consolidated statements of changes in equity		8
Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2025 – Interim consolidated statements of cash flows		9
Notes to the unaudited condensed interim consolidated financial information		10
1.	General information	10
2.	Material accounting policies	10
3.	Critical accounting estimates and assumptions	11
4.	Segment reporting	12
5.	Fair Value	12
6.	Subsidiaries	13
7.	Property, Plant and Equipment	13
8.	Intangible assets	14
9.	Right of use assets and lease liabilities	14
10.	Other long-term receivables	15
11.	Inventory	15
12.	Trade receivables, Contract assets and Other receivables	16
13.	Other current assets	16
14.	Cash and cash equivalents	17
15.	Financial assets	17
16.	Share Capital, Share Premium, Reserves	17
17.	Share-Based compensation	19
18.	Financial Debt	22
19.	Provisions	25
20.	Trade payables	25
21.	Income taxes and deferred taxes	26

22.	Other liabilities	26
23.	Foreign currency swaps and forwards	26
24.	Results of operation	27
25.	Employee benefits	31
26.	Financial income	32
27.	Financial expense	32
28.	Earnings/(Loss) Per Share (EPS)	33
29.	Other commitments	33
30.	Related Party Transactions	33
31.	Events after the Balance-Sheet Date	35
Responsibility statement		36

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Interim financial report

third quaRter 2025

1.	Business update

A.	CLINICAL UPDATE

DREAM US: IDE PIVOTAL STUDY

Nyxoah initiated its pivotal DREAM IDE trial in the United States in December 2020 to support an application seeking FDA marketing authorization and, ultimately, reimbursement in the U.S. for bilateral hypoglossal nerve stimulation for the treatment of moderate-to-severe obstructive sleep apnea (“OSA”). The DREAM trial is a multicenter, prospective, open-label trial in which patients who undergo implantation of the Genio® system will be followed for five years post-implantation to assess the safety and efficacy of the Genio® system in patients with moderate-to-severe OSA.

The trial was initially expected to enroll 134 patients who will undergo the implantation procedure with 12-month effectiveness and safety primary endpoints across 18 centers in the United States and six international sites. In April 2022, the FDA approved the Company’s request to reduce the trial’s sample size to 115 patients from 134 after reviewing data from the BETTER SLEEP trial (see below).

The primary safety endpoint is incidence of device-related severe adverse events ("SAEs") at 12-months post implantation. The co-primary effectiveness endpoints are the percentage of responders with at least a 50% reduction on the apnea-hypopnea index ("AHI") with hypopneas associated with a 4% oxyhemoglobin desaturation and a remaining AHI with hypopneas associated with a 4% oxyhemoglobin desaturation less than 20, and a 25% reduction on the oxygen desaturation index ("ODI") between baseline and 12-month visits. Patients with moderate to severe OSA (AHI score between 15 and 65) and aged between 22 and 75 years are eligible for enrolment if they failed, did not tolerate or refused positive airway pressure ("PAP") treatment. Patients with a body mass index above 32 kg/m2, a complete concentric collapse ("CCC") observed during a drug induced sleep endoscopy and combined central and mixed AHI above 25% at baseline polysomnography are to be excluded.

On March 19th, 2024, the Company reported the DREAM study met its primary endpoints on an intent-to-treat (ITT) basis, with an Apnea-Hypopnea Index (AHI) responder rate of 63.5% (p=0.002) and an Oxygen Desaturation Index (ODI) responder rate of 71.3% (p<0.001). Additionally, the study demonstrated a median 12-month AHI reduction of 70.8%. There were 11 serious adverse events, or SAEs, in ten subjects resulting in an SAE rate of 8.7%. Out of the 11 SAEs, three were device related and there were three explants. The Company filed the fourth and final module of the modular premarket approval (PMA) application at the end of the second quarter 2024 and received FDA approval on August 8, 2025.

ACCCESS U.S. IDE STUDY SEEKING APPROVAL TO TREAT CCC PATIENTS

In the United States, supported by the BETTER SLEEP study data, the FDA in September 2021 granted Breakthrough Device Designation for the Genio® system in order to shorten the approval path to treat CCC patients. Following a series of sprint discussions with the FDA regarding the design of a trial called ACCCESS to assess the safety and efficacy of the Genio® system on CCC patients, the FDA approved the Company’s IDE application in July 2022.

In this study, Nyxoah initially intended to implant up to 106 patients across up to 40 implant sites with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at 12 months post-implant. However, in the meantime, as announced on August 11, 2025, the Company closed patient enrollment in this study prior to enrolling all 106 potential patients. The study will continue with the patients already enrolled, with said co-primary endpoints assessed at 12 months post implant and followed for five years. The Company closed enrollment prior to reaching 106 patients as it believes that the patient population already enrolled in the study will provide statistically significant results, which along with the outcomes from prior clinical evidence, will provide meaningful data with respect to the safety and efficacy of using Genio therapy in the patient population suffering from CCC.

B.	EUROPEAN COMMERCIALIZATION

During the first nine months of 2025, Nyxoah recognized a total revenue of €4.4 million, primarily in Germany. After securing DRG reimbursement in Germany during the first quarter of 2021, Nyxoah built and expanded its German commercial organization to a total of 13 full time employees as of September, 30th 2025.

Nyxoah’s commercial strategy is focused on creating a Center of Excellence ecosystem, with a high level of clinical expertise between implanting ENT surgeons and sleep physicians who can provide more treatment options to their large patient pools.

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The Company has also focused on entering new international markets:

•	The Company secured DRG reimbursement in Switzerland in 2021 and generated regular revenue ever since.
•	In Q4 2024, the Company entered the SSDP (Specialised Services Devices Program) with the NHS in the UK and generated its first revenue that same quarter.
•	In Q1 2025, the Company initiated commercialization in the Middle East region through a distributor agreement and generated its first revenue in Dubai that same quarter. In Q2 2025, the Company generated its first revenue in Kuwait and Abu Dhabi.
•	Nyxoah has also generated revenue in Austria, Spain and Italy and the Company expects to expand into other European countries and Middle East markets, pending feedback on submitted reimbursement dossiers.

C.	FDA PMA APPROVAL AND US COMMERCIALIZATION

On August 8, 2025, the U.S. Food and Drug Administration (FDA) approved the Genio system for a subset of patients with moderate to severe OSA with an Apnea-Hypopnea Index (AHI) of greater than or equal to 15 and less than or equal to 65. The Company immediately commenced U.S. commercialization with a phased rollout at early-adopter centers, onboarding sites, shipping initial systems to hospitals/ambulatory surgery centers, and completing surgeon training. During Q3 2025, Nyxoah recognized a total revenue of €231,000 from sales in the U.S. As part of the FDA PMA approval, the Company will complete a post-PMA approval clinical study named BREATHE which is expected to enroll 229 patients (with a minimum of 160 evaluable patients).

2.	FINANCIAL HIGHLIGHTS

Revenue was €4.4 million for the nine months ending September 30, 2025, compared to €3.3 million for the nine months ending September 30, 2024.

Cost of goods sold was €1.7 million for the nine months ending September 30, 2025, compared to cost of goods sold of €1.2 million for the nine months ending September 30, 2024.

Selling, general and administrative expenses increased by €15.4 million or 75.4% from €20.4 million for the nine months ended September 30, 2024 to €35.8 million for the nine months ended September 30, 2025, due to an increase in costs to support commercialization of the Genio® system in the U.S. following FDA approval in August 2025 and the Company’s broader scale-up of commercial operations.

Before capitalization of €1.8 million for the nine months ended September 30, 2025 and €3.8 million for the nine months ended September 30, 2024, research and development expenses increased by €7.3 million or 27.8%, from €26.4 million for the nine months ended September 30, 2024, to €33.7 million for the nine months ended September 30, 2025. The increase is the result of higher R&D activities, offset by a decrease in clinical study expenses. Additionally, following FDA approval in August 2025, the amortization of the related intangible assets commenced leading to an increase in depreciation and amortization expenses.

Nyxoah realized a net negative financial result of €1.6 million for the nine months ending September 30, 2025 primarily driven by the exchange rate depreciation of the U.S. dollar versus the Euro and interest expense on the term loan entered into in July 2024. This compares to a net negative financial result of €0.9 million for the nine months ended September 30, 2024.

Nyxoah realized a net loss of €66.6 million for the nine months ended September 30, 2025, compared to a net loss of €42.1 million for the nine months ended September 30, 2024.

Cash and cash equivalents

On September 30, 2025, cash and cash equivalents and financial assets totalled €22.5 million, compared to €85.6 million on December 31, 2024. The decrease in financial assets is due to the use of proceeds from the sale of term deposits to support operating activities.

3.	2025 OUTLOOK

The Company expects to continue ramping up sales in Germany as well as in other European countries where we are already present and in select European and Middle East markets, subject to the receipt of favorable reimbursement for the Company’s product in those markets.

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In the US, the Company's Pre-Market Approval (PMA) application for the Genio® system was approved by the FDA on August 8, 2025 for a subset of patients with moderate to severe OSA with an Apnea-Hypopnea Index (AHI) of greater than or equal to 15 and less than or equal to 65. The Company began its commercial efforts in the US market on August 11, 2025.

4.	RISK FACTORS

We refer to the description of risk factors in the Company's 2024 annual report, pp. 76-98, as well as to the risk related to lawsuit that Inspire Medical, Inc. filed against us in May 2025 for the alleged infringement of three Inspire patents. In summary, the principal risks and uncertainties faced by us relate to our financial situation and need for additional capital, clinical development of our product candidates, commercialization and reimbursement of our product candidates, our dependence on third parties and on key personnel, the markets and countries in which we operate, the manufacturing of our product candidates, legal and regulatory compliance matters, our intellectual property, the outcome of intellectual property litigation, our organization and operations.

5.	FORWARD-LOOKING STATEMENTS

This interim management report contains forward-looking statements. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties, and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Nyxoah’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including Nyxoah’s expectations regarding the inherent uncertainties associated with competitive developments, clinical trial and product development activities, regulatory approval requirements; Nyxoah’s reliance on collaborations with third parties; estimating the commercial potential of Nyxoah’s product candidates; Nyxoah’s ability to obtain and maintain protection of intellectual property for its technologies; the outcome of any intellectual property litigation; Nyxoah’s limited operating history; and Nyxoah’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in Nyxoah’s 2024 annual report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Nyxoah expressly disclaims any obligation to update any such forward-looking statements in this document, to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by applicable law or regulation.

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Nyxoah SA

Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2025 –
Interim consolidated statement of financial position

(unaudited)

(in thousands)

		As at
	Notes	September 30 2025	December 31 2024
ASSETS
Non-current assets
Property, plant and equipment	7	4 471	4 753
Intangible assets	8	50 108	50 381
Right of use assets	9	1 891	3 496
Deferred tax asset		25	76
Other long-term receivables	10	1 759	1 617
		€58 254	€60 323
Current assets
Inventory	11	6 075	4 716
Trade receivables	12	1 356	3 382
Contract assets	12	1 384	-
Other receivables	12	3 026	2 774
Other current assets	13	1 026	1 656
Financial assets	15	11 609	51 369
Cash and cash equivalents	14	10 869	34 186
		€35 345	€98 083
Total assets		€93 599	€158 406

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	16	6 450	6 430
Share premium	16	314 417	314 345
Share based payment reserve	17	11 765	9 300
Other comprehensive income	16	1 111	914
Retained loss		(282 789)	(217 735)
Total equity attributable to shareholders		€50 954	€113 254

LIABILITIES
Non-current liabilities
Financial debt	18	18 787	18 725
Lease liability	9	1 382	2 562
Provisions	19	1 106	1 000
Deferred tax liability		30	19
Contract liability	24	581	472
Other liability	22	-	845
		€21 886	€23 623
Current liabilities
Financial debt	18	248	248
Lease liability	9	742	1 118
Trade payables	20	9 559	9 505
Current tax liability	21	3 376	4 317
Contract liability	24	342	117
Other liability	22	6 492	6 224
		€20 759	€21 529
Total liabilities		€42 645	€45 152
Total equity and liabilities		€93 599	€158 406

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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NYXOAH SA

Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2025 -
Interim consolidated statements of loss and other comprehensive loss

(unaudited)

(in thousands)

		For the three months ended September 30		For the nine months ended September 30
	Notes	2025	2024	2025	2024
Revenue	24	1 972	1 266	4 376	3 258
Cost of goods sold	24	(779)	(482)	(1 675)	(1 217)
Gross profit		€1 193	€784	€2 701	€2 041
Research and Development Expense	24	(12 911)	(7 902)	(31 959)	(22 573)
Selling, General and Administrative Expense	24	(12 702)	(8 042)	(35 765)	(20 396)
Other income		51	180	166	430
Operating loss for the period		€(24 369)	€(14 980)	€(64 857)	€(40 498)
Financial income	26	1 082	1 138	6 561	4 615
Financial expense	27	(583)	(3 043)	(8 162)	(5 480)
Loss for the period before taxes		€(23 870)	€(16 885)	€(66 458)	€(41 363)
Income taxes	21	290	(173)	(114)	(724)
Loss for the period		€(23 580)	€(17 058)	€(66 572)	€(42 087)

Loss attributable to equity holders		€(23 580)	€(17 058)	€(66 572)	€(42 087)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		(33)	(209)	197	(221)
Total comprehensive loss for the year, net of tax		€(23 613)	€(17 267)	€(66 375)	€(42 308)
Loss attributable to equity holders		€(23 613)	€(17 267)	€(66 375)	€(42 308)

Basic Loss Per Share (in EUR)	28	€(0.630)	€(0.496)	€(1.778)	€(1.346)
Diluted Loss Per Share (in EUR)	28	€(0.630)	€(0.496)	€(1.778)	€(1.346)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

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NYXOAH SA

Unaudited condensed consolidated interim financial information as at and for the nine months ended, September 30 2025 -
Interim consolidated statements of changes in equity

(unaudited)

(in thousands)

	Attributable to owners of the parent
	Common shares	Share premium	Share based payment reserve	Other comprehensive income	Retained loss	Total
Balance at January 1, 2025	€6 430	€314 345	€9 300	€914	€(217 735)	113 254
Loss for the period	-	-	-	-	(66 572)	(66 572)
Other comprehensive income for the period	-	-	-	197	-	197
Total comprehensive loss for the period	-	-	-	€197	€(66 572)	€(66 375)
Equity-settled share-based payments
Granted during the period	-	-	3 983	-	-	3 983
Expired during the period	-	-	(633)	-	633	-
Exercised during the period	20	72	(885)	-	885	92
Total transactions with owners of the company recognized directly in equity	20	72	2 465	-	1 518	4 075
Balance at September 30, 2025	€6 450	€314 417	€11 765	€1 111	€(282 789)	€50 954

	Attributable to owners of the parent
	Common shares	Share premium	Share based payment reserve	Other comprehensive income/(loss)	Retained loss	Total
Balance at January 1, 2024	€4 926	€246 127	€7 661	€137	€(160 829)	€98 022
Loss for the period	-	-	-	-	(42 087)	(42 087)
Other comprehensive loss for the period	-	-	-	(221)	-	(221)
Total comprehensive loss for the period	-	-	-	€(221)	€(42 087)	€(42 308)
Equity-settled share-based payments
Granted during the period	-	-	3 232	-	-	3 232
Expired during the period	-	-	(1 632)	-	1 632	-
Exercised during the period	7	227	(318)	-	318	234
Issuance of shares for cash	975	47 452	-	-	-	48 427
Transaction cost	-	(2 900)	-	-	-	(2 900)
Total transactions with owners of the company recognized directly in equity	982	44 779	1 282	-	1 950	48 993
Balance at September 30, 2024	€5 908	€290 906	€8 943	€(84)	€(200 966)	€104 707

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nyxoah SA

Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2025 –
Interim consolidated statements of cash flows

(unaudited)

(in thousands)

		For the nine months ended September 30
	Notes	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		€(66 458)	€(41 363)
Adjustments for
Finance income		(6 561)	(4 615)
Finance expenses		8 162	5 480
Depreciation of property, plant and equipment and right-of-use assets	7, 9	1 805	1 241
Amortization of intangible assets	8	1 183	723
Impairment loss on tangible and intangible assets	7,8	1 025	-
Impairment loss on trade receivables	12	174	-
Share-based payment transaction expense	17	3 983	3 232
Increase in provisions	19	106	251
Other non-cash items		(65)	112
Cash used before changes in working capital		€(56 646)	€(34 939)
Increase in inventory	11	(1 359)	(1 957)
(Increase)/Decrease in trade and other receivables	12	43	(393)
Increase in trade and other liabilities	20,22	2 793	534
Cash used from changes in operations		€(55 169)	€(36 755)
Income tax paid		(569)	(276)
Net cash used in operating activities		€(55 738)	€(37 031)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(784)	(716)
Capitalization of intangible assets	8	(1 758)	(3 803)
Disposal of tangible asets		3	-
Purchase of financial assets - current	15	(24 050)	(66 163)
Proceeds from sale of financial assets - current	15	60 227	59 340
Interest income on financial assets		1 970	1 595
Net cash generated/(used) in investing activities		€35 608	€(9 747)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(890)	(872)
Repayment of other loan		-	(63)
Interests paid		(635)	(311)
Repayment of recoverable cash advance	18	-	(172)
Proceeds from issuance of shares, net of transaction costs	16	93	45 761
Proceeds from other loans		-	10 000
Other financial costs		(75)	(104)
Transaction costs related to loans and borrowings		-	(175)
Net cash generated/(used) in financing activities		€(1 507)	€54 064
Movement in cash and cash equivalents		€(21 637)	€7 286
Effect of exchange rates on cash and cash equivalents		(1 680)	(218)
Cash and cash equivalents at January 1	14	€34 186	€21 610
Cash and cash equivalents at September 30	14	€10 869	€28 678

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Nyxoah SA

Notes to the unaudited condensed interim consolidated financial information

1.	General information

Nyxoah SA (the “Company”) is a public listed company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium and is domiciled in Belgium. The Company is registered with the legal entities register (Brabant Walloon) under enterprise number 0817.149.675. The Company’s registered office is in Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

The Company is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio® system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulations therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.

The Genio® system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation to keep the upper airway open. The product is intended to be used as a second-line therapy to treat moderate to severe OSA patients who have either not tolerated, failed or refused conventional therapy, including Continuous Positive Airway Pressure, or CPAP, which, despite its proven efficacy, is associated with many limitations, meaning compliance is a serious challenge. In addition, other second-line treatments are more suitable to treat mild to moderate OSA (such as oral devices) or highly invasive. Compared to other hypoglossal nerve stimulation technologies for the treatment of OSA, the Genio® system is a disruptive, differentiating technology that targets a clear unmet medical need thanks to its minimally invasive and quick implantation technique, its external battery and its ability to stimulate the two branches of the hypoglossal nerve.

Obstructive sleep apnea is the world’s most common sleep disordered breathing condition. OSA occurs when the throat and tongue muscles and soft tissues relax and collapse. It makes a person stop breathing during sleep, while the airway repeatedly becomes partially (hypopnea) or completely (apnea) blocked, limiting the amount of air that reaches the lungs. During an episode of apnea or hypopnea, the patient’s oxygen level drops, which leads to sleep interruptions.

Nyxoah SA has established four wholly owned subsidiaries: Nyxoah Ltd, a subsidiary of the Company since October 21, 2009 (located in Israel and incorporated on January 10, 2008 under the name M.L.G. Madaf G. Ltd), Nyxoah Pty Ltd since February 1, 2017 (located in Australia), Nyxoah Inc. since May 14, 2020 (located in the USA) and Nyxoah GmbH since July 26, 2023 (located in Germany).

The interim condensed consolidated financial statements of Nyxoah SA and its subsidiaries (collectively, the Group) as of September 30, 2025 and for the three and nine months ended September 30, 2025, have been authorized for issue on November 13, 2025 by the Board of Directors of the Company.

2.	Material accounting policies

Basis of Preparation of the interim condensed consolidated financial statements

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IFRS”), as issued by the International Accounting Standards Board (IASB). They do not include all the information required for complete annual financial statements and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2024.

Except for the application of standards, interpretations and amendments being mandatory as of January 1, 2025, the accounting policies used for the preparation of the interim condensed consolidated financial statements are consistent with those used for the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2024.

The consolidated financial statements are presented in thousands of Euros (€) and all values are rounded to the nearest thousands, except when otherwise indicated (e.g. € million).

The preparation of the interim condensed consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, are areas where assumptions and estimates are significant to the consolidated financial statements. The critical accounting estimates used in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2024.

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Going concern principle

The Company has consistently operated with deficits and sustained negative cash flows since its inception as a result of the significant research and development expenses incurred for the development and regulatory approval of the Genio® device. As at September 30, 2025, the Company's statement of financial position includes an accumulated loss of €282.8 million and total assets of €93.6 million. Current assets as at September 30, 2025 total €35.3 million, comprising €10.9 million in available cash and cash equivalents, and €11.6 million in marketable securities, primarily derived from previous public offerings.

The Company’s current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to its U.S. commercial launch and the completion of its clinical trials only partially offset by the Company’s revenue generating activities outside the U.S., these were €4.4 million in the first nine months of 2025 mainly in the EU. Revenue generation in the U.S. started in the third quarter of 2025, after the Company received FDA marketing approval for its Genio® system on August 8, 2025, enabling the commercial launch in the United States. Revenue in the U.S. amounted to €231,000 as at September 30, 2025.

The Company raised additional capital in November via a €22m equity raise and a €45m convertible bond financing. The convertible bond can be drawn in two tranches of €22.5m with the first tranche drawn upon closing and the second tranche in seven months post-closing subject to certain conditions (see also note 31). To meet the Company’s future working capital needs, management will continue to explore additional financing, including the public or private issuance of equity and debt financing. Additional funds are pivotal for diverse activities, in particular to launch the Genio® product in the U.S. and the ongoing progression of research and development projects. This raises, however, a significant doubt in respect of going concern as the current funds are not sufficient to cover a period of 12 months as from the date these financials are authorized for issuance.

The Unaudited Interim Condensed Consolidated Financial Statements have therefore been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company continues to monitor potential impacts from the U.S. political environment (‘Liberation Day Trump’). For the period ended as at September 30, 2025, the estimated effects have been reflected, with no material impact on operations or financial results for the period.

New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2025

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amendment applies for the first time in 2025, but does not have an impact on the interim condensed consolidated financial statements of the Company:

•	Amendment to IAS 21 The Effect of Changes in Foreign Exchange Rates: Lack of Exchangeability

3.	Critical accounting estimates and assumptions

The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.

Refer to the disclosure note 5.5.2 from the Group’s 2024 year-end consolidated financial statements for further details about the main critical accounting estimates and assumptions.

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4.	Segment reporting

Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.

5.	Fair Value

The carrying amount of cash and cash equivalents, trade receivables, other receivables, financial assets and other current assets approximate their value due to their short-term character.

The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments. The fair value of non-current liabilities (financial debt and other non-current liabilities), excluding the derivative financial liabilities, is evaluated based on their interest rates and maturity date. These instruments have fixed interest rates and their fair value measurements are subject to changes in interest rates. The fair value measurement is classified as level 3. The sensitivity on the fair value measurements of the recoverable cash advances are further detailed in note 18.1.

The derivative financial liabilities and assets which consist of foreign currency swaps and forwards are measured at fair value through profit and loss. Fair value is determined by the financial institution and is based on foreign currency swap and forward rates and the maturity of the instrument.

The synthetic warrants are measured at fair value through profit and loss. The fair value is determined using a binomial tree with 240 monthly periods (20 years) and the following key unobservable input:

•	Volatility of 62,76%, estimated based on the median of the annualized 90-day standard deviation of daily volatility of Nasdaq stock prices over the period from September 2022 to September 2025.

A 5% increase in volatility would result in an increase in fair value by €54,000, while a 5% decrease in volatility would result in a decrease in fair value by €63,000.

The prepayment option is measured at fair value through profit and loss.

There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period. There were no transfers between level 1 and level 2 fair value measurements during the period and no transfers into or out of level 3 fair value measurements.

12

	Carrying value		Fair value
(in EUR 000)	As at September 30, 2025	As at December 31, 2024	As at September 30, 2025	As at December 31, 2024
Financial Assets
Other long-term receivables (level 3)	434	395	434	395
Prepayment option (level 3)	133	112	133	112
Trade and other receivables (level 3)	4 396	4 293	4 396	4 293
Foreign currency swaps and forwards (level 2)	94	-	94	-
Other current assets (level 3)	159	738	159	738
Cash and cash equivalents (level 1)	10 869	34 186	10 869	34 186
Financial assets (level 2)	11 609	51 369	11 609	51 369

	Carrying value		Fair value
(in EUR 000)	As at September 30, 2025	As at December 31, 2024	As at September 30, 2025	As at December 31, 2024
Financial liabilities
Loan facility agreement (level 3)	7 690	6 898	8 093	7 151
Synthetic warrants (level 3)	1 689	3 204	1 689	3 204
Foreign currency swaps and forwards (level 2)	6	353	6	353
Recoverable cash advances (level 3)	9 656	8 871	9 656	8 871
Trade and other liabilities (level 1 and 3)	11 156	11 338	11 156	11 338

6.	Subsidiaries

For all periods that are mentioned in this report, the Company owns 100% of the shares of Nyxoah LTD, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1.00.

The Company also owns 100% of the shares of Nyxoah PTY LTD, an Australian Company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.

The Company also owns 100% of the shares of Nyxoah Inc, an US-based company located in Delaware that was incorporated in May 2020 and has a share capital of USD 1.00.

The Company also owns 100% of the shares of Nyxoah GmbH, a German company located in Eschborn that was acquired in July 2023 and has a share capital of EUR 25 000.

7.	Property, Plant and Equipment

The total acquisitions for the nine months ended September 30, 2025 amount to €0.8 million (2024: €0.7 million) and were mainly related to the U.S. production line under construction and laboratory equipment.

The cost of property, plant and equipment in 2024 includes a correction of the tax incentive in Belgium on the investments of 2023 for an amount of €93,000. We refer to note 24.

The depreciation charge amounts to €0.8 million in 2025 and to €0.5 million in 2024 for the nine months ended September 30.

For the period ended September 30, 2025, the Company discontinued an asset within property, plant and equipment after concluding that no future economic benefits are expected. The Company recognized an impairment loss of €235,000, presented within research & development expenses.

13

8.	Intangible assets

(in EUR 000)	Development cost	Patents and licenses	Total
Cost
Opening value at January 1, 2024	48 671	591	49 262
Additions	3 674	-	3 674
Cost at September 30, 2024	52 345	591	52 936
Opening value at January 1, 2025	53 410	591	54 001
Additions	1 704	-	1 704
Impairment	(790)	-	(790)
Other movements	(4)	-	(4)
Cost at September 30, 2025	54 320	591	54 911
Amortization
Opening amortization at January 1, 2024	(2 528)	(127)	(2 655)
Amortization	(691)	(32)	(723)
Amortization at September 30, 2024	(3 219)	(159)	(3 378)
Opening amortization at January 1, 2025	(3 452)	(168)	(3 620)
Amortization	(1 151)	(32)	(1 183)
Amortization at September 30, 2025	(4 603)	(200)	(4 803)
Net book value at September 30, 2024	49 126	432	49 558
Net book value at September 30, 2025	49 717	391	50 108

There is only one development project: The Genio® system. The Company started amortizing the first-generation Genio® system in 2021. Following the FDA approval for the Genio® system on August 8, 2025, the amortization of the related intangible assets commenced in Q3 2025. Total amortization amounted to €1.2 million for the nine months ended September 30, 2025 (2024: €0.7 million) and is included in research and development expense.

The Company continues to incur in 2025 development expenses with regard to the improved second-generation Genio® system and clinical trials to obtain additional regulatory approvals in certain countries or to be able to sell the Genio® System in certain countries. The total capitalized development expenses amounted to €1.7 million and €3.7 million for the nine months ended September 30, 2025, and 2024, respectively. The total amount of capitalization of intangible assets in the interim consolidated statements of cash flows is higher than the additions due to the tax incentive relating to investments of 2025 amounting to  €54,000 (2024: €129,000). We refer to note 24 for more details. The development of the ongoing R&D projects is expected to be finalized in 2026.

During the period ended as at September 30, 2025, the Company discontinued a discrete Research and Development project previously capitalized after concluding that no future economic benefits are expected. The Company recognized an impairment loss of €0.8 million, presented within research and development expense.

9.	Right of use assets and lease liabilities

For the nine months ended September 30, 2025, the Company entered into new lease agreements for €90,000 (2024: €0.6 million). On top of that, there was a decrease in the lease term of the building in Israel. This modification lead to a decrease in the right-of-use asset for an amount of €0.7 million and a decrease in the lease liability for an amount of €0.8 million. The Company recognized a gain on this modification amounting to €92,000. The repayments of lease liabilities amounted to €1.0 million (2024: €0.8 million). The depreciations on the right of use assets amounted to €1.0 million and €0.7 million for the nine months ended September 30, 2025, and 2024, respectively.

14

10.	Other long-term receivables

	As at
(in EUR 000)	September 30, 2025	December 31, 2024
R&D tax incentive	1 192	1 110
Prepayment option	133	112
Cash guarantees	434	395
Total other long term receivables	1 759	1 617

The other long-term receivables mainly consist of cash guarantees for an amount of €434,000 (2024: €395,000), a prepayment option valued at €133,000 (2024: €112,000) and an R&D tax incentive in Belgium for an amount of €1.2 million (2024: €1.1 million) related to certain development activities and clinical trials. The Company recognizes the research and development incentive as a long-term receivable and as a deduction from the carrying amount of the (in) tangible asset.

For further details regarding the prepayment option, refer to 18

The R&D tax incentive recorded as of September 30, 2025 relates to 2022, 2023, 2024 and 2025 investments both on tangible and intangible assets. These incentives are expected to be received 5 years after the investments are made. However, following the Law of May 12, 2024 (Belgian Gazette May 29, 2024), the Belgian R&D tax credit regime has been amended. As of 2024, the R&D tax incentive will be refunded after 4 years instead of 5 years. The long-term receivable as at 2024, also includes a correction of the R&D tax incentive in Belgium on the investments of 2023. For further details, refer to note 24.

11.	Inventory

As at
(in EUR 000)	September 30, 2025	December 31, 2024
Raw materials	1 504	1 080
Work in progress	2 111	2 546
Finished goods	2 460	1 090
Total Inventory	6 075	4 716

The increase in inventory is due to increasing activities to prepare for the further commercialization in US and further scale-up of the commercialization in EU in 2025.

15

12.	Trade receivables, Contract assets and Other receivables

	As at
(in EUR 000)	September 30, 2025	December 31, 2024
Trade receivables	1 530	3 382
Allowance for expected credit loss	(174)	-
Contract assets	1 384	-
Advance payments	1 329	734
R&D incentive receivable (Australia)	79	155
VAT receivable	582	741
Current tax receivable	789	967
Foreign currency swaps and forwards	94	-
Other	153	177
Total trade receivables, contract assets and other receivables	5 766	6 156

The decrease of €390,000 in trade receivables, contract assets and other receivables is mainly due to a decrease in trade receivables and contract assets by €0.6 million and a decrease in other receivables of €343,000 which is partially set off by an increase of the advance payments by €0.6 million. For the period ended September 30, 2025, an allowance for expected credit loss on trade receivables was booked for an amount of €174,000. This amount is included in Selling, General and Administrative expenses.

The Company can include unbilled receivables in its accounts receivable balance. Generally, these receivables represent earned revenue from products delivered to customers, which will be billed in the next billing cycle. All amounts are considered collectible and billable. As at December 31, 2024 and September 30, 2025, there were no unbilled receivables included in the trade receivables.

As of June 30, 2025, the Company has reclassified €1.5 million trade receivables to contract assets in connection with certain customer contracts for the Genio® system. At the end of Q3 the contract assets amounts to €1.4 million. Under these contracts, the Company has transferred control of the Genio® system to the customer and issued the related invoices. However, under the contractual terms, the invoices become payable upon the implantation of the Genio® system in the patient by the customer. As the right to consideration is therefore not unconditional, the related amounts do not meet the criteria for recognition as trade receivables in accordance with IFRS 15.

On June 27, 2025, the Company entered into an agreement with a key supplier to make a progress payment of USD 1,150,000 related to manufacturing services and inventory purchases. The payment was made in July 2025 and is included in the advance payments for the period ended September 30, 2025. The advance payment is being progressively applied against supplier invoices as work under the agreement progresses.

R&D incentive receivables relate to incentives received in Australia as a support to the clinical trials and the development of the Genio® system.

The current tax receivable relates to excess payment of corporate income tax in Belgium.

We refer to note 23 for more details on the foreign currency swaps and forwards.

13.	Other current assets

	As at
(in EUR 000)	September 30, 2025	December 31, 2024
Deferred charges	867	918
Accrued income	159	738
Total other current assets	1 026	1 656

The decrease of €0.6 million in other current assets is mainly due to a decrease in accrued income amounting to €0.6 million.

16

14.	Cash and cash equivalents

As at
(in EUR 000)	September 30, 2025	December 31, 2024
Short term deposit	2 284	28 220
Current accounts	8 585	5 966
Total cash and cash equivalents	10 869	34 186

Cash and cash equivalents decreased to €10.9 million as at September 30, 2025, compared to €34.2 million as at December 31, 2024 with an decrease of short term deposits by €25.9 million which is partially offset by an increase of current accounts by €2.6 million. The short term deposits relate to term accounts with an initial maturity of 3 months or less, measured at amortized costs.

15.	Financial assets

Current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months measured at amortized costs.

As at September 30, 2025 the current financial assets consists of $11.3 million (€9.6 million) which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €2.0 million. The total amount of term deposits as at September 30, 2025 amounts to €11.6 million.

During the period ended as at September 30, 2025, the Company entered into USD deposits and US Treasury bills for a total amount of $21.3 million (€19.1 million) and €5.0 million. During the period ended as at September 30, 2025, $57.4 million (€51.5 million) and €8.8 million reached maturity and is subsequently held as cash.

As at December 31, 2024, the current financial assets consist of $47.4 million (€45.6 million), which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €5.8 million. The total amount of term deposits as at December 31, 2024, amounts to €51.4 million.

16.	Share Capital, Share Premium, Reserves

16.1. Share capital and share premium

The number of shares and the par value in the paragraph below take into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting. The tables and comments below reflect the number of shares after the share split of 500:1 as of January 1, 2020.

As part of the IPO on September 21, 2020, the Company incurred direct-attributable transaction costs of €6.5 million which have been deducted from the share premium.

As part of the IPO on July 7, 2021, the Company incurred direct-attributable transaction costs of €7.6 million which have been deducted from the share premium.

As at September 30, 2025, the share capital of the Company amounts to €6.5 million represented by 37 544 782 shares, and the share premium amounts to €332.7 million (before deduction of the transaction costs).

17

Evolution of the share capital and share premium over the nine months ended September 30, 2025 and 2024:

(Number of shares except otherwise stated)	Common shares	Total of shares	Par value (EUR)	Share capital	Share premium
January 1, 2024	28 673 985	28 673 985	0.17	4 926	260 631
March 6, 2024 - Exercise warrants	8 650	8 650	0.17	1	61
April 17, 2024 - Exercise warrants	3 000	3 000	0.17	1	16
May 28, 2024 - Capital increase in cash	5 374 755	5 374 755	0.17	923	44 946
June 3, 2024 - Capital increase in cash	300 000	300 000	0.17	52	2 506
June 24, 2024 - Exercise warrants	12 625	12 625	0.17	2	66
September 3, 2024 - Exercise warrants	13 750	13 750	0.17	2	72
September 25, 2024 - Exercise warrants	2 250	2 250	0.17	1	12
September 30, 2024	34 389 015	34 389 015	0.17	5 908	308 310
October 9, 2024 - Capital increase in cash	3 000 000	3 000 000	0.17	515	24 071
November 15, 2024 - Exercise warrants	38 250	38 250	0.17	7	198
December 31, 2024	37 427 265	37 427 265	0.17	6 430	332 579
May 12, 2025 - Exercise warrants	2 000	2 000	0.17	-	10
June 13, 2025 - Exercise warrants	6 375	6 375	0.17	1	33
July 8, 2025 - Exercise warrants	5 500	5 500	0.17	1	29
September 26, 2025 - Exercise RSU warrants	103 642	103 642	0.17	18	-
September 30, 2025	37 544 782	37 544 782	0.17	6 450	332 651

On March 6, 2024, pursuant to the exercise of warrants, the Company issued 8,650 new shares for an aggregate capital increase of €62,000 (including share premium).

On April 17, 2024, pursuant to the exercise of warrants, the Company issued 3,000 new shares for an aggregate capital increase of €17,000 (including share premium).

On May 28, 2024, the Company issued 5,374,755 new shares for an aggregate capital increase of €45.9 million (including share premium) in the framework of an underwritten public offering in the United States, which included shares sold in a private offering to certain qualified or institutional investors outside the United States. 1,996,187 shares were subscribed to in euro at a share price of €8.54 per share. 3.378.568 shares were subscribed to in US dollars, at a share price of $9.25 per share.

On June 3, 2024, the Company issued 300,000 new shares for an aggregate capital increase of €2.6 million (including share premium) as a result of the exercise by the underwriters of the May 28, 2024 capital increase to exercise their option to purchase additional shares (“greenshoe”). All 300,000 shares were subscribed to in US dollars at a share price of $9.25 per share.

The proceeds of the May 28 and June 3, 2024 capital increases will be used for general corporate purposes.

On June 24, 2024, pursuant to the exercise of warrants, the Company issued 12,625 new shares for an aggregate capital increase of €68,000 (including share premium).

On September 3, 2024, pursuant to the exercise of warrants, the Company issued 13,750 new shares for an aggregate capital increase of €74,000 (including share premium).

On September 25, 2024, pursuant to the exercise of warrants, the Company issued 2,250 new shares for an aggregate capital increase of €13,000 (including share premium).

On October 9, 2024, the Company issued 3,000,000 new shares for an aggregate capital increase of €24.6 million (including share premium). The Company raised $27.0 million in gross proceeds pursuant to the Company’s $50 million at-the-market ("ATM") program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The proceeds will be used to meet demand in Europe and the U.S.

On November 15, 2024, pursuant to the exercise of warrants, the Company issued 38,250 new shares for an aggregate capital increase of €205,000 (including share premium).

18

As part of the above capital increases, the Company incurred direct-attributable transaction costs of €3.7 million which were deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €71.5 million.

On May 12, 2025, pursuant to the exercise of warrants, the Company issued 2,000 new shares for an aggregate capital increase of €10,000 (including share premium).

On June 13, 2025, pursuant to the exercise of warrants, the Company issued 6,375 new shares for an aggregate capital increase of €34,000 (including share premium).

On July 8, 2025, pursuant to the exercise of warrants, the Company issued 5,500 new shares for an aggregate capital increase of €30,000 (including share premium).

On September 26, 2025, pursuant to the exercise of RSU warrants, the Company issued 103,642 new shares for an aggregate capital increase of €18,000 (no share premium).

16.2. Reserves

The reserves include the share-based payment reserve (see note 17), other comprehensive income (loss) and the retained loss. Retained loss is comprised of primarily accumulated losses, other comprehensive income (loss) is comprised of currency translation reserves and remeasurements of post-employment benefit obligations.

The movement in other comprehensive income (loss) for the nine months ended September 30, 2025 and 2024 is detailed in the table below:

(in EUR 000)	Currency translation reserve	Post- employment benefit obligations	Total
Opening value at January 1, 2024	54	83	137
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	(221)	-	(221)
Total other comprehensive income (loss) at September 30, 2024	(167)	83	(84)
Opening value at January 1, 2025	820	94	914
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	197	-	197
Total other comprehensive income at September 30, 2025	1 017	94	1 111

17.	Share-Based compensation

Equity-settled share-based payment transactions

As of September 30, 2025, the Company has four outstanding equity-settled share-based incentive plans, including (i) the 2021 warrants plan (the 2021 plan), (ii) the 2022 warrants plan (the 2022 plan), (iii) the 2024 warrants plan (the 2024 plan) and (iv) the 2025 warrants plan (the 2025 plan).

19

The changes of the year for the equity-settled warrant plans are as follows:

Number of shares (after share split) warrants give right to across all plans	2025	2024
Outstanding at January 1	2 258 319	1 635 606
Granted	1 138 754	1 000 750
Forfeited	(56 252)	(472 500)
Exercised	(13 875)	(40 275)
Expired	(108 377)	(83 350)
Outstanding as at September 30	3 218 569	2 040 231
Exercisable as at September 30	1 853 942	1 146 298

On February 1, 2024, on April 21, 2024 and on August 8, 2024 respectively 300,250; 85,000 and 258,894 warrants were granted from the 2022 plan. A new 2024 plan was implemented with the issuance of 1 million warrants, of which 221,606 and 135,000 were granted respectively on August 2, 2024 and on September 18, 2024.

The following warrants were granted during 2025:

-	On February 1, 2025, 329,431 warrants were granted from the 2024 plan (17,000 warrants were not accepted)

-	On February 1, 2025, 223,943 warrants were granted from the 2025 plan (10,000 warrants were not accepted)

-	On March 14, 2025, 45,000 warrants were granted from the 2025 plan

-	On April 8, 2025, 30,000 warrants were granted from the 2025 plan

-	On May 5, 2025, 30,000 warrants were granted from the 2025 plan

-	On September 6, 2025, 15,000 warrants were granted from the 2024 plan

-	On September 6, 2025, 465,380 warrants were granted from the 2025 plan

As of September 30, 2025, a total number of 13,875 warrants have been exercised.

As of September 30, 2025, the remaining 30,000 warrants from the 2020 warrants plan expired as the expiration date of the 2020 plan was reached.

The following tables provide the input to the Black-Scholes model for warrants granted in 2020, 2021, 2022, 2023, 2024 and 2025 related to the 2020 warrant plan, the 2021 warrant plan, the 2022 warrant plan, the 2024 warrant plan and the 2025 warrant plan. The tables and notes are based on the number of shares to which the warrants entitle in all plans.

	Plan 2020 (grant 2020)	Plan 2021 (grant Sept 17 2021)	Plan 2021 (grant Oct 27 2021)	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant Feb 21 2022)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	56.32%	51.30%	51.50%	49.80%	49.80%
Risk-free interest rate	-0.20%	-0.36%	-0.18%	0.37%	0.37%
Expected life	3	3	3	3	3
Exercise price	11.94	25.31	25.31	17.76	25.31
Stock price	10.20	25.75	20.50	17.50	17.50
Fair value	3.31	9.22	5.94	6.05	4.15

	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant May 14 2022)	Plan 2021 (grant June 8 2022)	Plan 2021 (grant Aug 8 2022)	Plan 2021 (grant Aug 8 2022)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	49.80%	49.80%	52.60%	53.71%	53.97%
Risk-free interest rate	0.50%	1.06%	1.60%	1.39%	1.45%
Expected life	4	3	3	3	4
Exercise price	17.76	13.82	12.95	9.66	9.66
Stock price	17.50	13.82	13.34	9.75	9.75
Fair value	6.90	4.94	5.21	3.79	4.32

20

	Plan 2021 (grant March 24 2023	Plan 2021 (grant April 12 2023)	Plan 2021 (grant June 14 2023)	Plan 2022 (grant June 14 2023)	Plan 2022 (grant Oct 20 2023)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	51.28%	51.28%	50.00%
Risk-free interest rate	3.20%	3.24%	3.36%	3.36%	3.55%
Expected life	3	3	3	3	3
Exercise price	5.42	6.36	7.19	7.19	5.92
Stock price	6.70	7.08	7.10	7.10	5.60
Fair value	3.09	3.04	2.75	2.75	2.07

	Plan 2022 (grant Feb 01 2024)	Plan 2022 (grant Apr 21 2024)	Plan 2022 (grant Aug 2 2024)	Plan 2024 (grant Aug 2 2024)	Plan 2024 (grant Sep 18 2024)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	62.20%	65.50%	66.00%	66.00%	65.20%
Risk-free interest rate	2.63%	3.08%	2.55%	2.55%	2.38%
Expected life	3	3	3	3	3
Exercise price	5.24	9.04	7.88	7.88	7.20
Stock price	9.96	9.20	7.56	7.56	7.54
Fair value	6.26	4.40	3.47	3.47	3.60

	Plan 2024 (grant Nov 25 2024)	Plan 2024 (grant Nov 25 2024)	Plan 2024 (grant Feb 1 2025)	Plan 2024 (grant Feb 1 2025)	Plan 2025 (grant Feb 1 2025)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	63.70%	63.70%	63.00%	63.00%	63.00%
Risk-free interest rate	2.24%	2.24%	2.26%	2.26%	2.26%
Expected life	3	3	3	3	3
Exercise price	7.69	8.04	9.63	10.15	10.15
Stock price	8.10	8.10	10.15	10.15	10.15
Fair value	3.80	3.70	4.76	4.61	4.61

	Plan 2025 (grant Mar 14 2025)	Plan 2025 (grant Apr 8 2025)	Plan 2025 (grant May 5 2025)	Plan 2024 (grant Sept 6 2025)	Plan 2025 (grant Sept 6 2025)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	63.00%	65.24%	64.97%	64.90%	64.90%
Risk-free interest rate	2.40%	2.11%	2.02%	2.16%	2.16%
Expected life	3	3	3	3	3
Exercise price	10.80	7.20	5.65	4.92	4.92
Stock price	10.80	5.76	5.65	4.92	4.92
Fair value	4.91	2.31	2.60	2.27	2.27

21

On March 24, 2023, the Company reduced the exercise price of 75% of the warrants previously granted to warrant holders under the 2021 Warrants Plan to 5.42 EUR to reflect the decrease in the company’s share price. For the remaining 25% of the warrants previously granted under the 2021 Warrants Plan, the exercise price will remain unchanged. All other terms and conditions of the re-priced warrants remain unchanged to the original option agreement. The Company determined the fair value of the options at the date of the modification (March 24, 2023). The incremental fair value of the re-priced warrants will be recognised as an expense over the period from the modification date to the end of the vesting period. For the warrants already vested at the date of modification, the incremental fair value is fully recognised as an expense at date of modification. The expense for the original option grant will continue to be recognised as if the terms have not been modified.

The fair value of the modified warrants was determined using the same models and principles as described above. We refer to the Group’s 2024 year-end consolidated financial statements for the model inputs.

Equity-settled share-based payment transactions – Restricted Stock Units (“RSU”)

Each RSU represents the obligation of the relevant non-executive director to subscribe for one new ordinary share of the Company at a subscription price of EUR 0.1718 per share (irrespective of the market value of the share at that time).

The RSUs will be accounted for as an equity-settled share-based payment plan as the Company can issue new shares under the authorized capital. The fair value of the RSUs granted is equal to the share price at the grant date minus the exercise price of EUR 0.1718 and equals EUR 7,65 per RSU granted for the 2024 RSU’s as well as the 2025 RSU’s.

At June 12, 2024, the Company has granted a total of 103,642 RSUs towards 7 directors which vested at the shareholders’ meeting held in June 2025. As at September 30, 2025 all RSUs had been exercised and the related shares were issued.

At June 11, 2025, the Company has granted a total of 146,531 RSUs, with the same conditions as the 2024 RSUs, towards 7 directors which will vest at the shareholders’ meeting held in June 2026. The total RSUs outstanding as at September 30, 2025 was 146,531 RSUs.

Equity-settled share-based payment expense

The Company has recognized €4.0 million share-based payment expense for the nine months ended September 30, 2025 (2024: €3.2 million).

18.	Financial Debt

Financial debt mainly consists of recoverable cash advances, EIB finance agreement and synthetic warrants. The related amounts can be summarized as follows:

As at
(in EUR 000)	September 30, 2025	December 31, 2024
Recoverable cash advances - Non-current	9 408	8 623
Recoverable cash advances - Current	248	248
Total Recoverable cash advances	9 656	8 871
EIB finance agreement - Non-current	7 690	6 898
Synthetic warrants - Non-current	1 689	3 204
Total Other	9 379	10 102
Non-current	18 787	18 725
Current	248	248
Total Financial Debt	19 035	18 973

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18.1. Financial debt related to recoverable cash advances

Recoverable cash advances received

As at September 30, 2025, the details of recoverable cash advances received can be summarized as follows:

(in EUR 000)	Contractual advances	Advances received	Fixed reimbursements*	Variable reimbursements*
Sleep apnea device (6472)	1 600	1 600	588	8
First articles (6839)	2 160	2 160	628	24
Clinical trial (6840)	2 400	2 400	510	13
Activation chip improvements (7388)	1 467	1 467	88	18
Total	7 627	7 627	1 814	63

* Excluding interests

During the nine months ended September 30, 2025, the Company made no reimbursements and did not receive any new amounts.

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

As at
(in EUR 000)	September 30, 2025	December 31, 2024
Contract 6472	1 868	1 711
Contract 6839	2 539	2 332
Contract 6840	3 063	2 819
Contract 7388	2 186	2 009
Total recoverable cash advances	9 656	8 871
Non-current	9 408	8 623
Current	248	248
Total recoverable cash advances	9 656	8 871

The amounts recorded under “Current” caption correspond to the sales-independent amounts (fixed repayment) and sales-dependent reimbursements (variable repayment) estimated to be repaid to the Walloon Region in the next 12-month period. The estimated sales-independent (fixed repayment) as well as sales-dependent reimbursements (variable repayment) beyond 12 months are recorded under “Non-current” liabilities.

Changes in the recoverable cash advances can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	8 871	8 674
Advances reimbursed (excluding interests)	-	(172)
Interest paid	-	(16)
Initial measurement and re-measurement	(24)	(12)
Discounting impact	809	778
As at September 30	9 656	9 252

A sensitivity analysis of the carrying amount of recoverable cash advances has been done to assess the impact of a change in assumptions. The Company tested reasonable sensitivity to changes in revenue projections of +/- 25% and in the discount rates of +/- 25%. The table hereunder details the sensitivity results:

23

Fair Value of Liabilities (in EUR 000)	Variation of revenue projections
Variation of discount rates *	-25%	0%	25%
-25%	10 000	10 374	10 627
0%	9 205	9 656	9 966
25%	8 505	9 015	9 370

* A change of -25% in the discount rates implies that the discount rate used for the fixed part of the recoverable cash advances is 3.8% instead of 5% while the one used for the variable part is 9.4% instead of 12.5%.

An increase of 25% of revenue projections implies, if discount rates does not change, an increase of the expected liability as repayment of the liability is accelerated.

An increase of 25% of the discount rate decreases the expected liability if revenue projections remain unchanged.

18.2. Financial debt related to loan facility agreement and synthetic warrants agreement

On July 3, 2024 the Company has signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”). The agreement is backed by the European Commission’s InvestEU program. The Company plans to use the funding for research and development, and for scaling-up its manufacturing capacity to meet demand in Europe and the U.S. The €37.5 million facility is divided into three tranches: €10 million for the first tranche (“Tranche A”), €13.75 million for the second tranche (“Tranche B”) and €13.75 million for the third tranche (“Tranche C”). Disbursement under the various tranches is subject to certain conditions. Tranche A carries an annual 5% cash and 5% capitalized interest rate, and features a five-year bullet repayment schedule. The various tranches do not contain revenue or liquidity covenants.

The first tranche A for an amount of €10 million, was disbursed on July 26, 2024.

In connection with the loan facility agreement, and as a condition to drawdown thereunder, the Company also entered into a “synthetic warrant agreement” with the EIB. Under the synthetic warrant agreement, in consideration for the facility, in connection with each tranche of the facility, the EIB will be granted “synthetic warrants” with a duration of 20 years. The number and strike price of the synthetic warrants will be calculated based on tranche specific formulas provided for in the synthetic warrant agreement. The synthetic warrants can be exercised as of the maturity date of the relevant tranche of the facility or, in exceptional situations, earlier. Such synthetic warrants will entitle the EIB to receive from the Company a cash consideration equal to the 20-day volume weighted average price of a share in the Company on the stock exchange, reduced by the applicable strike price per synthetic warrant, and multiplied by the number of synthetic warrants that the EIB exercises. In connection with Tranche A, the EIB has been granted 468,384 synthetic warrants with a strike price of €8,54 that the EIB can exercise after the maturity of Tranche A (5 years) or, in exceptional situations, earlier.

Change in loan facility can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	6 898	-
New debt	-	10 000
Transaction cost related to loans and borrowings	-	(175)
Separation of non-closely related embedded derivates	-	(3 169)
Capitalized interest	500	-
Effective interest rate adjustment	292	60
As at September 30	7 690	6 716

Change in synthetic warrants can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	3 204	-
Separation of non-closely related embedded derivates	-	3 169
Fair value adjustment	(1 515)	405
As at September 30	1 689	3 574

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Change in prepayment option can be summarized as follows:

(in EUR 000)	2025	2024
As at January 1	112	-
Fair value adjustment	21	-
As at September 30	133	-

19.	Provisions

	As at
(in EUR 000)	September 30, 2025	December 31, 2024
Provision for constructive obligation	1 023	672
Other provisions	83	328
Total provisions	1 106	1 000

The Company has a constructive obligation related to the ongoing replenishment of certain consumable components, based on business practices and customer expectations.

On May 30, 2025, the Company was sued in the U.S. District Court of Delaware by Inspire Medical, Inc. (“Inspire”) for the alleged infringement of 3 Inspire patents (US Patent Nos: 10,898,709, 11,806,526, and 11,850,424). The complaint requests customary remedies for patent infringement, including (i) a judgment that the Company has infringed and is infringing the Inspire Patents, (ii) damages, (iii) attorneys’ fees, (iv) a permanent injunction preventing the Company from infringing the Inspire Patents and (v) costs and expenses. The Company subsequently engaged counsel to represent the Company in this case. The Company intends to vigorously defend itself against the allegations brought forward in the Inspire complaint.

Given the early stage of this litigation, the Company is unable to predict the likelihood of success of the Inspire claims against the Company or to quantify any risk of loss. Therefore, the Company has not accrued for any potential litigation losses as of September 30, 2025. Legal costs incurred in connection with this matter have been accrued through September 30, 2025, and are recognized in the Research and Development Expense on the line item “Consulting and contractors fees”. The Company will review the status of the litigation each quarter going forward for accrual purposes.

On September 15, 2025, the Company has filed a lawsuit against Inspire in the U.S. District Court of Delaware for the alleged infringement of 3 Nyxoah patents (US Patent Nos: 8,700,183, 9,415,215, and 9,415,216). The complaint requests customary remedies for patent infringement, including (i) a judgment that Inspire has infringed and is infringing the Nyxoah Patents, (ii)  damages, (iii) attorneys’ fees, (iv) a permanent injunction preventing Inspire from infringing the Company’s patents and (v)  costs and expenses.

20.	Trade payables

As at
(in EUR 000)	September 30, 2025	December 31, 2024
Payables	3 269	3 749
Invoices to be received	6 290	5 756
Total Trade payables	9 559	9 505

The increase in total trade payables of €54,000 as at September 30, 2025 is due to an increase in invoices to be received of €0.5 million partially offset with a decrease in trade payables of €480,000.

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21.	Income taxes and deferred taxes

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2025	2024	2025	2024
Current tax income/(expense)	342	(176)	(65)	(723)
Deferred tax income/(expense)	(52)	3	(49)	(1)
Total Income Tax Income/(Expense)	290	(173)	(114)	(724)

For the nine months ended September 30, 2025, the current tax expense mainly relates to (i) an increase of income tax payable by certain of the Company’s subsidiaries for an amount of €0.7 million, mainly in the US (2024: €360,000), and (ii)  a decrease of the liability for uncertain tax positions for an amount of €0.6 million (2024: additional accrual of €401,000).

The uncertain tax position was recorded following certain public rulings and guidance issued by tax authorities in one of the jurisdictions that the Company operates in. The current tax liability of €3.4 million mainly relates to a liability for uncertain tax positions for an amount of €3.1 million.

22.	Other liabilities

	As at
(in EUR 000)	September 30, 2025	December 31, 2024
Holiday pay accrual	600	903
Salary	3 811	3 354
Accrued expenses	229	511
Foreign currency swaps and forwards - current	6	353
Other	1 846	1 103
Total other liabilities	6 492	6 224

The increase of €268,000 in other liabilities of €6.5 million as at September 30, 2025, compared to €6.2 million at December 31, 2024, is mainly the result of an increase of €0.7 million in Other and an increase of €457,000 in salary. These increases are partly offset by a decrease of €347,000 in foreign currency swaps and forwards, a decrease of €303,000 in holiday pay accrual and a decrease of €282,000 in accrued expenses. For more information concerning the foreign currency swaps and forwards, we refer to note 23.

As at September 30, 2025, Other mainly consists of an outstanding liability related to the continued development of the Company’s strategic R&D project of which €1.8 million (2024: €0.9 million) is recorded as current other liability. For 2024 an amount of €0.8 million was recorded as non-current other liability.

23.	Foreign currency swaps and forwards

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency swaps and forwards. There have not been any transfers of level 3 categories during the year.

26

The Company has entered into several foreign currency swaps and forwards for which the notional amounts are detailed in the table below:

As at
(in EUR 000)	September 30, 2025	December 31, 2024
Foreign currency swaps EUR - USD (in EUR)	-	5 000
Foreign currency swaps EUR - USD (in USD)	-	5 451
Foreign currency forwards EUR - USD (in EUR)	2 800	4 000
Foreign currency forwards EUR - USD (in USD)	3 306	4 277
Foreign currency swaps ILS - EUR (in ILS)	4 000	-
Foreign currency swaps ILS - EUR (in EUR)	933	-

The following table shows the carrying amount of derivative financial instruments measured at fair value in the statement of the financial position including their levels in the fair value hierarchy:

	As at September 30, 2025
(in EUR 000)	Level I	Level II	Level III	Total
Financial assets
Foreign currency swaps	-	94	-	94
Financial liabilities
Foreign currency forwards	-	6	-	6

The fair value is determined by the financial institution and is based on foreign currency swaps and forwards rates and the maturity of the instrument. All foreign currency swaps are classified as current as their maturity date is within the next twelve months.

The change in the balance of the financial assets is detailed as follows:

(in EUR 000)	2025	2024
Opening value at January 1	-	343
Fair value adjustments	94	(184)
Closing value at September 30	94	159

The change in the balance of the financial liabilities is detailed as follows:

(in EUR 000)	2025	2024
Opening value at January 1	353	90
Settled Contracts	(353)	-
Fair value adjustments	6	(90)
Closing value at September 30	6	-

24.	Results of operation

Revenue and cost of goods sold

In the nine months ended September 30, 2025, the Company generated revenue for the amount of €4.4 million (2024: €3.3 million). In the three months ended September 30, 2025, the Company generated revenue for the amount of €2.0 million (2024: €1.3 million).

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Revenue is recognized based on the satisfaction of performance obligations identified in customer contracts. Performance obligations are satisfied when control of the Genio® system is transferred to the customer, either upon shipment or delivery, depending on contractual terms. The revenue related to the first performance obligation (i.e. shipment or delivery of the Genio® system implants) is recognized at a point in time. Due to the start of the commercialization in the United States, certain patient-related components are supplied after the initial shipment. In this case, a portion of the transaction price is allocated to this future delivery, with revenue deferred and recognized at a point in time upon delivery. Moreover, as from 2024, the Company has identified a separate performance obligation related to the replenishment of additional disposable patches beyond the initial shipment. A portion of the transaction price is allocated to these future deliveries, with revenue deferred and recognized over time upon transfer of control.

The contract liability included in the consolidated balance sheet is related to revenue attributed to the additional replenishment of disposable patches which is recognized when control of the patches is transferred to the customer or patient quarterly following the patient implants and the revenue attributed to the future deliveries of the patient-related components in the United States. The current contract liability amounts to €342,000 while the non-current contract liability amounts to €0.6 million. The revenue recognized in the nine months ended September 30, 2025 that was included in the contract liability balance at the beginning of the period amounts to sales of €213,000.

For the nine month period ended September 30, 2025 the sales (based on country of customer) were generated in Germany (€3.1 million), Switzerland (€185,000), Spain (€15,000), England (€0.6 million), UAE (€249,000) and US (€231,000) (2024: Germany: €2.6 million, Switzerland: €490,000 Austria: €41,000, Spain: €72,000 and Italy: €46,000). For the nine month period ended September 30, 2025, the Company has had two customers with individual sales larger than 10% of the total revenue with contribution to the turnover of €1.1 million (2024: one customer with contribution to the turnover of €0,5 million).

For the three month period ended September 30, 2025 the sales (based on country of customer) were generated in Germany (€1.0 million), Switzerland (€184,000), England (€283,000), UAE (€217,000), Spain (€15,000) and US (€231,000) (2024: Germany: €1.0 million, Switzerland: €183,000 and Austria: €41,000).

Cost of goods sold for the three and nine months ended September 30, 2025 and 2024:

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2025	2024	2025	2024
Purchases of goods and services (*)	1 522	656	3 034	3 174
Inventory movement	(743)	(174)	(1 359)	(1 957)
Total cost of goods sold	779	482	1 675	1 217

(*) Including purchases of raw material, direct labour allocation, indirect labour allocation, fees of subcontractors, warranty and shipping cost (direct)

Operating expenses

The tables below detail the operating expenses for the nine months ended September 30, 2025 and 2024:

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	33 717	(1 758)	31 959
Selling, general and administrative expenses	35 765	-	35 765
Other income and expenses	(230)	64	(166)
For the nine months ended September 30, 2025	69 252	(1 694)	67 558

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	26 378	(3 805)	22 573
Selling, general and administrative expenses	20 396	-	20 396
Other income and expenses	(476)	46	(430)
For the nine months ended September 30, 2024	46 298	(3 759)	42 539

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The tables below detail the operating expenses for the three months ended September 30, 2025 and 2024:

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	13 115	(204)	12 911
Selling, general and administrative expenses	12 702	-	12 702
Other income and expenses	(59)	8	(51)
For the three months ended September 30, 2025	25 758	(196)	25 562

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	8 414	(512)	7 902
Selling, general and administrative expenses	8 042	-	8 042
Other income and expenses	(206)	26	(180)
For the three months ended September 30, 2024	16 250	(486)	15 764

Research and Development expenses

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2025	2024	2025	2024
Staff costs	3 846	3 184	12 126	10 397
Consulting and contractors' fees	3 037	2 502	6 860	4 538
Q&A regulatory	41	81	161	324
IP costs	19	5	197	37
Depreciation and amortization expense	1 021	359	1 850	1 037
Impairment loss on (in) tangible assets	1 025	-	1 025	-
Travel	343	345	1 055	875
Manufacturing and outsourced development	1 975	755	4 575	3 268
Clinical studies	1 068	1 103	4 319	4 808
Other expenses	665	284	1 406	872
IT	75	(204)	143	222
Capitalized costs	(204)	(512)	(1 758)	(3 805)
Total research and development expenses	12 911	7 902	31 959	22 573

Before capitalization of €1.8 million for the nine months ended September 30, 2025 and €3.8 million for the nine months ended September 30, 2024, research and development expenses increased by €7.3 million or 27.8%, from €26.4 million for the nine months ended September 30, 2024, to €33.7 million for the nine months ended September 30, 2025. The increase is the result of higher R&D activities, offset by a decrease in clinical study expenses. Additionally, following FDA approval in August 2025, the amortization of the related intangible assets commenced leading to an increase in depreciation and amortization expenses.

During the period ended as at September 30, 2025, the Company recognized an impairment loss on (in) tangible assets of €1.0 million. For more information, we refer to notes 7 and 8.

In May 2025, the Company became involved in an intellectual property litigation in the United States. For more information, we refer to note 19.

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Before capitalization of €204,000 for the three months ended September 30, 2025 and €0.5 million for the three months ended September 30, 2024, research and development expenses increased by €4.7 million or 55.9%, from €8.4 million for the three months ended September 30, 2024, to €13.1 million for the three months ended September 30, 2025, due to an increase of R&D activities, higher consulting fees and higher manufacturing expenses. Additionally, following FDA approval in August 2025, the amortization of the related intangible assets commenced leading to an increase in depreciation and amortization expenses.

Selling, General and Administrative expenses

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2025	2024	2025	2024
Staff costs	6 522	3 368	19 792	8 244
Consulting and contractors' fees	3 162	2 770	9 008	6 993
Legal fees	740	250	1 219	832
Rent	51	170	281	513
Depreciation and amortization expense	413	334	1 131	923
IT	552	573	1 598	1 158
Travel	653	220	1 821	818
Insurance fees	106	145	327	406
Impairment loss on trade receivables	174	-	174	-
Other	329	212	414	509
Total selling, general and administrative expenses	12 702	8 042	35 765	20 396

Selling, general and administrative expenses increased by €15.4 million or 75.4 % from €20.4 million for the nine months ended September 30, 2024 to €35.8 million for the nine months ended September 30, 2025, mainly due to an increase of costs to support the commercialization of Genio® system and the Company’s overall scale-up preparations for the commercialization of the Genio® system in the U.S. following receipt of FDA approval. Consulting and contractor fees also includes a provision for an amount of €0.7 million recognized under IAS 37 for the estimated future costs related to the replenishment of certain consumable components, reflecting a constructive obligation arising from business practices.

Selling, general and administrative expenses increased by €4.8 million or 57.9 % from €8.0 million for the three months ended September 30, 2024 to €12.7 million for the three months ended September 30, 2025, mainly due to an increase of costs to support the commercialization of Genio® system and the Company’s overall scale-up preparations for the commercialization of the Genio® system in the U.S. following receipt of FDA approval.

Other operating income / (expenses)

The Company had other operating income of €166,000 for the nine months ended September 30, 2025 compared to other operating income of €430,000 for the nine months ended September 30, 2024.

The Company had an operating income of €51,000 for the three months ended September 30, 2025 compared to €180,000 other operating income for the three months ended September 30, 2024.

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	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2025	2024	2025	2024
Recoverable cash advances
Initial measurement and re-measurement	(1)	(5)	24	12
R&D incentives	60	212	171	463
Capitalization of R&D incentive	(8)	(26)	(64)	(46)
Other income/(expenses)	-	(1)	35	1
Total Other Operating Income/(Expenses)	51	180	166	430

The other operating income for the nine month period ended September 30, 2025, contains the R&D incentive in Australia and Belgium. The incentives to be received relate to development expenses incurred by the subsidiary in Australia and Belgium. For the nine month period ended September 30, 2025, €64,000 has been deducted from the expenses capitalized in relation to this R&D incentive. The R&D incentive and capitalization of R&D incentive for the nine month period ended September 30, 2024 also includes a correction of the R&D incentive in Belgium on the investments of 2023 for an amount of €93,000.

25.	Employee benefits

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2025	2024	2025	2024
Salaries	8 431	4 216	24 849	13 174
Social charges	593	313	2 212	1 404
Pension charges	114	100	413	320
Share-based payment	1 121	1 733	3 983	3 232
Other	109	190	461	511
Total employee benefits	10 368	6 552	31 918	18 641

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2025	2024	2025	2024
Selling, general and administrative expenses	6 522	3 368	19 792	8 244
Research & Development expenses	3 846	3 184	12 126	10 397
Total employee benefits	10 368	6 552	31 918	18 641

We refer to note 24 for more details on the increase in total employee benefits.

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26.	Financial income

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2025	2024	2025	2024
Interests	247	703	1 705	1 673
Exchange differences	257	267	3 208	2 765
Fair value adjustment foreign currency swaps and forwards	(405)	-	88	-
Fair value adjustment synthetic warrants	1 007	-	1 515	-
Fair value adjustment prepayment option	(36)	-	21	-
Other	12	168	24	177
Total financial income	1 082	1 138	6 561	4 615

The financial income increased from €4.6 million for the nine month period September 30, 2024 to €6.6 million for the nine month period ended September 30, 2025. This increase can mainly be explained by the fair value adjustments on the synthetic warrants and the increase in exchange differences.

For the nine month period ended September 30 2025, exchange gains amount to €3.2 million (three month period ended September 30, 2025: €257,000), mainly driven by the monthly revaluation on balance sheet items and realized exchange gains on currency swaps and forwards and USD financial assets (note 15).

For the nine month period ended September 30, 2025, the total interest income amounted to €1.7 million (three month period ended September 30, 2025: €247,000). This interest income relates to the term accounts.

The fair value adjustment foreign currency swaps and forwards relates to the fair value adjustment on foreign currency swaps and forwards. More information can be found in note 23.

The fair value adjustments of synthetic warrants and prepayment option are related to the EIB loan facility agreement. More information can be found in note 18.

27.	Financial expense

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2025	2024	2025	2024
Fair value adjustment foreign currency swaps and forwards	-	(35)	-	253
Fair value adjustment synthetic warrants	-	405	-	405
Recoverable cash advances, Accretion of interest	270	259	809	778
Interest and bank charges	402	376	1 163	496
Interest on lease liabilities	28	37	99	111
Exchange differences	(122)	2 000	6 019	3 435
Other	5	1	72	2
Total Financial expense	583	3 043	8 162	5 480

The financial expenses increased from €5.5 million for the nine month period ended September 30, 2024 to €8.2 million for the nine month period ended September 30, 2025 mainly due to an increase in exchange differences.

The exchange losses amounting to €6.0 million for the nine month period ended September 30, 2025 mainly relate to the revaluation of both the Company’s USD cash balance and USD financial assets.

The Company holds both EUR and USD balances, each used to settle expenses in their respective currencies.

While the Company does hedge a few transactions using swap contracts, the Company does not apply hedge accounting. The swap instruments are short-term and mainly used to manage transactional exposures in GBP, ILS, and CHF. Although GBP sales are expected to cover GBP costs going forward, some contracts have been used to address short-term needs. In addition, a few swaps were used to neutralize the currency impact of our USD-denominated T-bills, which were purchased using EUR balances for convenience, in line with the portfolio allocation approved by the board.

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The main contributor to the exchange loss is explained by the fact that the majority of the cash held by the Belgian subsidiary is held in USD to cover future USD expenses. As a result, the recent appreciation of the euro, approximately 13% between January 1 and September 30, 2025, has led to a significant unrealized FX loss upon translation of USD cash to the functional currency of the subsidiary which is EUR.

The discounting impact of the recoverable cash advances is further detailed in note 18 above.

The increase in interest and bank charges for the nine month period ended September 30, 2025 can be explained by the interest charge on the EIB financial debt.

28.	Earnings/(Loss) Per Share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

EPS for September 2025 has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting.

	For the three months ended September 30		For the nine months ended September 30
	2025	2024	2025	2024
As at September 30, after conversion and share split
Outstanding common shares at period-end	37 544 782	34 389 015	37 544 782	34 389 015
Weighted average number of common shares outstanding	37 445 273	34 380 534	37 434 641	31 271 688
Number of shares resulting of the exercise of outstanding warrants	3 218 569	2 040 231	3 218 569	2 040 231

Basic and Diluted EPS for the three and nine month period ended September 30, 2025 and 2024 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the three months ended September 30		For the nine months ended September 30
	2025	2024	2025	2024
Loss of year attributable to equity holders (in EUR)	(23 580 000)	(17 058 000)	(66 572 000)	(42 087 000)
Weighted average number of common shares outstanding (in units)	37 445 273	34 380 534	37 434 641	31 271 688
Basic earnings per share in EUR (EUR/unit)	(0.630)	(0.496)	(1.778)	(1.346)
Diluted earnings per share in EUR (EUR/unit)	(0.630)	(0.496)	(1.778)	(1.346)

29.	Other commitments

There are no other commitments.

30.	Related Party Transactions

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes. Related party transactions are disclosed below.

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30.1. Remuneration of Key Management

Key management consists of the members of executive management.

For the period ended September 30, 2025, executive management consisted of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Chief Commercial Officer (CCO) and the Chief Technology Officer (CTO) of the Company. For the period ended September 30, 2025, the table below includes the remuneration package of all members of executive management.

For the period ended September 30, 2024, executive management consisted of the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Chief Commercial Officer (CCO) and the Chief Technology Officer (CTO) of the Company. For the period ended September 30, 2024, the table below includes the remuneration package of all members of executive management.

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2025	2024	2025	2024
Short-term remuneration & compensation (1)	569	531	1 994	1 482
Post-employment benefits	31	7	66	18
Share based payment (2)	468	1 485	1 022	1 815
Total	1 068	2 023	3 082	3 315

(1) Includes base remuneration, fringe benefits, short term (one-year) performance related bonus (i.e. variable remuneration), sign-on bonuses.

(2) Warrant expense under IFRS 2.

30.2. Relationship and transactions with non-executive directors and holders of more than 3% of our share capital:

	For the nine months ended September 30, 2025		For the nine months ended September 30, 2024
(in EUR 000)	Set up of Production Line	Board Remuneration	Set up of Production Line	Board Remuneration
Cochlear	52	-	176	-
Robert Taub (until June 12, 2024)/ Robelga SRL (since June 12, 2024)	-	88	-	91
Kevin Rakin	-	47	-	47
Pierre Gianello	-	46	-	45
Jurgen Hambrecht	-	55	-	50
Rita Mills	-	54	-	50
Giny Kirby	-	45	-	45
Wildman Ventures LLC	-	64	-	53
Total	52	399	176	381
Amounts outstanding at period-end	-	135	-	110

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	For the three months ended September 30, 2025		For the three months ended September 30, 2024
(in EUR 000)	Set up of Production Line	Board Remuneration	Set up of Production Line	Board Remuneration
Robert Taub (until June 12, 2024)/ Robelga SRL (since June 12, 2024)	-	29	-	31
Kevin Rakin	-	15	-	15
Pierre Gianello	-	19	-	-
Jurgen Hambrecht	-	23	-	17
Rita Mills	-	15	-	15
Giny Kirby	-	20	-	12
Wildman Ventures LLC	-	26	-	1
Total	-	147	-	91
Amounts outstanding at period-end	-	135	-	110

For the period ended September 30, 2025, our non-executive directors were: Robert Taub (until June 12, 2024), Robelga SRL (permanently represented by Robert Taub) (as from June 12, 2024), Jürgen Hambrecht, Kevin Rakin, Rita Johnson-Mills, Virigina Kirby, Wildman Ventures, LLC (permanently represented by Daniel Wildman) and Pierre Gianello.

The warrant expense under IFRS 2 related to the warrants that were granted to the non-executive directors amounted to €1.1 million for the period ended September 30, 2025, €218,000 for the period ended September 30, 2024.

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated January 2023, related to the transfer of assets and related support for the setting up of a production line in the U.S. This statement scope of work led to a financial impact of €52,000 for the nine months ended September 30, 2025, and an impact of €176,000 for nine months ended September 30, 2024 and was recognized as part of assets under construction.

On September 28, 2023, the Company announced a partnership with ResMed in Germany to increase OSA awareness and therapy penetration in the German market. The Company and ResMed Germany will establish a continuum of care that will educate and guide OSA patients in the German market from diagnosis through treatment. Together, the companies will work to accelerate patient identification and better support patient set-up on the appropriate therapy.

Effective October 1, 2024, the Company entered into a collaboration agreement with Man & Science SA to develop a miniaturized injectable neuromodulation device. The Company retains exclusive rights for its use in treating obstructive sleep apnea.

30.3. Relationship and transactions with members of key management

For the period ended September 30, 2025, our key management consisted of the members of executive management: Olivier Taelman (CEO), John Landry (CFO), Scott Holstine (CCO) and Bruno Onkelinx (CTO).

For the period ended September 30, 2024, our key management consisted of the members of executive management: Olivier Taelman (CEO), Loic Moreau (CFO), Scott Holstine (CCO) and Bruno Onkelinx (CTO).

From September 1, 2021 until August 19, 2024, Olivier Taelman performed his function as CEO of the Company on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman. As from August 19, 2024, Olivier Taelman temporarily relocated to the U.S. Since then, he performs his function as CEO of the Company partially on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman and partially as employee of Nyxoah Inc. As from September 1, 2025, Olivier Taelman moved back to Belgium and from that date he is performing his function as CEO of the Company on a self-employed basis in accordance with a service agreement between Nyxoah SA and Olivier Taelman.

Loïc Moreau and Bruno Onkelinx are employees of Nyxoah SA. John Landry and Scott Holstine are employees of Nyxoah Inc.

Members of our key management were granted warrants during the period ended September 30, 2025, and September 30, 2024.

31.	Events after the Balance-Sheet Date

On 13 October 2025, the Board of Directors issued 760,000 warrants, each entitling the holder to subscribe to one common share of the Company.

In November, the Company raised additional capital via a €22m equity raise and a €45m convertible bond financing. More specifically the Company entered into a subscription agreement with an international financial services firm for the issuance of convertible bonds for an aggregate maximum principal amount of up to €45 million. The financing consists of a first tranche of up to €22.5 million with an option to issue a second tranche of €22.5 million at the Company’s discretion, during the 30 days beginning seven months from the closing date subject to certain conditions. The closing for the first tranche of bonds is expected to occur in December 2025, subject to customary closing conditions. The first tranche of bonds will be issued at 92 per cent of their principal amount and carry an interest rate of 6.5 per cent per annum, payable every quarter in arrears. The bonds have a three-year maturity from issuance with quarterly amortization payments of principal and interest. The default conversion price for the first tranche of bonds, which can be modified on a downward basis, shall be equal to EUR 5.00.

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Responsibility statement

We certify that, to the best of our knowledge,

a)	the condensed consolidated interim financial statement, prepared in accordance with the applicable standards for financial statements, give a true and fair view of the assets, liabilities, financial position and results of the Company and the undertakings included in the consolidation taken as a whole; and

b)	this interim management report provides a true and fair overview of the development, results and the position of the Company and the undertakings included in the consolidation taken as a whole, as well as a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, November 13, 2025.

On behalf of the board of directors

Robelga SRL	Olivier Taelman
(permanently represented by Robert Taub)	CEO
Chairman

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